December 14, 2007

Via EDGAR and Fax

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Larry Spirgel

RE:	4Kids Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007 and June 30, 2007
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated October 18, 2007 referencing the original comment letter dated June 19, 2007 from Mr. Larry Spirgel of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 and Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

2. Summary of Significant Accounting Policies, page F-9

Film and Television Costs, page F-10

1.

Comment: We note your response to comment 3. Please explain in more detail your method for amortizing the capitalized broadcast fee each period. For instance, is the allocation based on a fixed margin? How is the value of the multi-year agreement allocated to each broadcast year?

– 2 –	December 14, 2007

You state that the allocation correlates to expected future advertising revenue? If not, tell us why you believe that an approach taking historical experience into consideration would not result in your margins being a more accurate reflection of your operating performance.

Response: Under its agreement with the Fox Broadcasting Company (“Fox”), the Company has secured the exclusive right to program four hours principally on the Fox Network on Saturday mornings. The Company supplies the content and in return is permitted to sell and retain the revenue from the sale of national commercial units during the four hour block. Although this is a multi-year agreement, the annual fee which is consistent for each broadcast season (September to September) is on a “stand alone” basis; therefore each broadcast season is amortized individually. The Company amortizes the annual fee by matching revenues derived from the sale of advertising units against the proportionate expenses attributable to that broadcast season. Therefore, the Fox fee has been amortized and recorded as an expense based on an estimate of the percentage of advertising revenues realized in the applicable period. As previously stated, the Company routinely sells a substantial portion of its annual advertising in the upfront markets (sold in the May thru July period prior to the September start of the broadcast year). These annual upfront advertising amounts are available for use in developing future advertising revenue streams, which are then factored into the calculation of amortization. The remaining sales projections for the applicable broadcast season are based on current market rates and historical benchmarks and experience. Changes in the revenue projections throughout the broadcast season will be reflected in the amortization of the Fox fee. The Company believes that this is a more representative and systematic approach than a straight-line method.

13.	Commitments and Contingencies, page F-20

e. Deferred Revenue, page F-20

2.

Comment: We note your response to comment 4. It is unclear how you determined that the company is not actively involved in the generation of the music revenues, particularly revenues associated with future music assets. Additionally, because the company received a fixed amount of cash in return for a percentage of revenues, it appears that variations in the revenue underlying the transaction may have a more trifling impact on the investor’s rate of return. Please explain your analysis of these criteria or revise your accounting to classify the proceeds as debt.

Response: As previously stated, the Company considered EITF 88-18 in concluding that the current and future music assets that were sold to a third party should be classified as deferred revenue rather than debt. The amount obtained in the sale of the revenue stream was an advance which, regardless of the completion of any future obligations, was non-refundable. Furthermore, any deliverables required by the contract were met at December 31, 2006. In the case that the Company had not met these deliverables by the termination date of the contract, no refund of the advance was required, but the term of the contract would be extended until the original advance was recouped. In addition, any variation in the Company revenue or income will have no impact on the investor’s rate of return as it relates to this non-refundable advance since the Company had no further obligation. Based on these facts, the Company believes there was no significant continuing involvement in cash flows or the generation of revenues. Therefore, the proceeds received from the third party were appropriately classified as deferred revenue on the balance sheet.

17. Related Party Transaction, page F-23

3.

Comment: We note your response to comment 6. We refer you to page 7 where you state that if the website were not to operate properly after the website goes “live” and the success of the trading card game is adversely affected, this could require that you invest additional amounts in

– 3 –	December 14, 2007

TC Websites in order to complete the “Chaotic” trading game companion website. You go on to state on page F-25 that “each member of TC Websites is obligated to make capital contributions on a pro-rata basis to the extent determined by its Management Committee to be necessary to fund the operation of the Website.” These disclosures imply that TC Websites might qualify as a VIE. Please address how these were considered in your analysis of the criteria set forth in FIN 46(R) in determining whether TC Websites is a VIE. If you believe TC Websites is a VIE, please tell us how you determined that the company is not the primary beneficiary.

Responses: TC Websites is not deemed to be a VIE because it does not meet the following three requirements. First, it should not be self-supportive, as in the following instances:

•	the entity is thinly capitalized (i.e., the equity is insufficient to fund the entity’s activities without additional subordinated financial support); or
•	the equity holders as a group possess at least one of the following five characteristics:
1.	have insufficient equity investment at risk;
2.	have inadequate rights to make significant decisions about the entity’s activities;
3.	possess no substantive voting rights;
4.	fail to absorb the pro-rated share of the entity’s expected losses; or
5.	fail to receive the pro-rated share of the entity’s expected residual returns.

Second, the entities must have variable interests in the VIE (e.g., provide it with financial support). The third and final requirement is that the entity must be the VIE’s primary beneficiary (e.g., one absorbing more than half of expected losses or receiving more than half of expected residual returns). If neither entity assumes more than half of the expected losses or expected gains, then there is no primary beneficiary and, therefore, no consolidation exists. When two parties are both primary beneficiaries (e.g., one absorbs half of the losses and the other absorbs half of the gains), a bias exists toward considering the decision maker or the party absorbing half of the losses to be the primary beneficiary.

To further clarify the disclosure on page F-25 which states “each member of TC Websites is obligated to make capital contributions on a pro-rata basis to the extent determined by its Management Committee to be necessary to fund the operation of the Website”, the pro-rata basis is the purchased amount of membership equity interest of 50%. The Management Committee, of which the Company does not have a controlling interest, determines the amounts necessary to fund the operations of the Website. Once this amount is determined, the entity is funded accordingly. In addition, both the revenue and expenses of this entity are split according to the 50/50 interest of its two members. Based on the above mentioned facts, we believe there is no primary beneficiary of this entity and therefore does not qualify as a VIE.

Please feel free to contact me should you have any further questions.

Sincerely,

/s/ Bruce R. Foster
Bruce R. Foster
Executive Vice President and Chief Financial Officer
4Kids Entertainment, Inc.